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                                EXHIBIT "21(B)"

                  [Letterhead of ONYX ACCEPTANCE CORPORATION]

                                 July __, 1997

To Our Stockholders:

                 On July 8, 1997, your Board of Directors declared a dividend distribution of Preferred Stock Purchase Rights (the "Rights"). The Rights were issued on July 21, 1997 to stockholders of record on that date and will expire in ten years. This letter and its attachment summarize certain key features of the Stockholder Rights Plan and the Board of Directors' reasons for adopting it. These documents should be kept with your Common Stock certificates.

                 The Rights contain provisions that should, along with certain charter and bylaw provisions and certain provisions of the Delaware General Corporation Law, help protect the stockholders of Onyx Acceptance Corporation (the "Company") in the event of an unsolicited attempt to acquire the Company, including a gradual accumulation of shares in the open market, a partial or two-tier tender offer that does not treat all stockholders equally, a squeeze-out merger and other coercive or unfair takeover tactics. These tactics can unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

                 Onyx Acceptance Corporation and its stockholders are not alone. Hundreds of major corporations including a substantial percentage of the companies in the Business Week 100 and Fortune 500 have instituted similar Shareholder Rights Plans to protect their stockholders against these abusive takeover tactics. We consider the Rights to be very valuable in protecting both your right to retain your equity investment in the Company and the full value of that investment, while not foreclosing a fair acquisition bid for the Company. Your Board of Directors believes that these Rights represent a sound and reasonable means of addressing the complex issues of corporate policy.

                 By adopting the Shareholder Rights Plan, the Board does not intend to deter third parties from making proposals to acquire the Company on terms that are both fair and equitable to all of the Company's stockholders. In the event that the Board receives a good faith proposal to acquire the Company, the Board will carefully consider such proposal in order to determine whether it is in the best interests of all of its stockholders in a manner and on terms that meet within the Board's "goals and objectives."



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                 The Rights will expire July 20, 2007, which should give the
Company adequate time to determine whether any further protection is required.

                 The Rights may be redeemed by the Board of Directors at a price of $.01 per Right prior to ten business days after the accumulation, through open-market purchases, a tender offer or otherwise, of 15% or more of the combined number of the Company's shares of Common Stock by a single acquiror or group, and thereafter in certain circumstances. Thus, the Rights should not interfere with any merger or business combination approved by the Board of Directors prior to that time.

                 Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no present dilutive effect, will not affect reported earnings per share and will not change the way in which you can presently trade the Company's shares.

                 PLEASE BE ADVISED THAT THE RIGHTS ARE NOT CURRENTLY EXERCISABLE. ACCORDINGLY, YOU DO NOT NEED TO TAKE ANY ACTION WITH RESPECT TO THE RIGHTS AT THIS TIME.

                 The Board of Directors has been advised by its tax advisors for the Company that the distribution of the Rights will not be taxable to you or to the Company. However, stockholders may recognize taxable income upon the occurrence of certain subsequent taxable events.

                 In declaring the Rights dividend, we have expressed our confidence in the future of Onyx Acceptance Corporation and our determination that you, our stockholders, be given every opportunity to participate in that future.

                                                   On behalf of the
                                                   Board of Directors


                                                   John W. Hall
                                                   President



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